FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on July 30th, 2014, regarding its financial results for the Second Quarter of 2014.

Santiago, Chile, July 30th, 2014, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the second quarter 2014.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poors

2014 — 2nd Quarter | Earnings Report

‘Getting ready for action’

HIGHLIGHTS

•                  For second quarter in a row, BCH beats the barrier of Ch$150 Bn. in net income, while posting a ROAE of 26%.

•                  Selective loan growth and forward-looking decisions in Asset and Liability Management boosted revenues by 20% YoY.

•                  Efficiency remains at an excellent level of 41% for the 2Q14.

•                  BCH is distinguished with a “rising star” in funding diversification, following successful placements overseas.

FINANCIAL SNAPSHOT

Arturo Tagle (CEO): ‘In the 1Q14 report, we mentioned the challenges we could address over the year. We have overcome some of them, but some others remain. In fact, the 2Q14 survey conducted by the Central Bank unveiled a downward trend in credit demand from companies and individuals, which is in line with lower consumption, lower quality of employment and sluggish investment. Undoubtedly, this trend is already affecting our loan growth and will probably continue over the rest of the year. Nevertheless, amid this scenario we obtained a very good result by posting a net income of Ch$153 Bn. in the 2Q14, thanks to an excellent Asset and Liability Management. This has been reflected by a significant contribution of our UF exposure and gains from funding and gapping, based on a steepening yield curve and repeated cuts in the short-term interest rates. Also, since we recognise the complexity of the current business environment, in the 2Q14 we set counter-cyclical allowances by Ch$10 Bn. Finally, we think that challenges are opportunities. Thus, we are improving capabilities in business intelligence, operational risk management and efficiency, which should turn into long-term competitive advantages.

Selected Financial Data (1) (in millions of Ch$, except %)	2Q13	2Q14	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	267,975	339,130	26.6%
Net Fees and Commissions	72,304	68,078	(5.8)%
Other operating income	4,229	4,743	12.2%
Total Operating Revenues	344,508	411,951	19.6%
Provisions for loan losses	(53,918)	(72,353)	34.2%
Operating expenses	(150,540)	(170,158)	13.0%
Net income (3)	121,864	153,479	25.9%
Earnings per Share
Net income per share (Ch$)	1.31	1.65	25.9%
Book value per share (Ch$)	23.26	25.55	9.9%
Shares Outstanding (Millions)	93,175	93,175	0.0%
Balance Sheet (Millions of Ch$)
Loans to customers	19,498,078	20,914,529	7.3%
Total assets	24,404,074	25,460,802	4.3%
Equity	2,167,197	2,380,703	9.9%
Profitability Ratios
Return on average assets (ROAA)	2.10%	2.41%	+31	bp
Return on average equity (ROAE)	22.52%	26.23%	+371	bp
Net Financial Margin(4)	4.86%	5.77%	+91	bp
Efficiency ratio	43.70%	41.31%	(239	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.08%	1.31%	+23	bp
Allowances / Total loans	2.23%	2.50%	+27	bp
Allowances / Total Past Due	2.06	x	1.91	x	(0.16	)x
Provisions / Avg. Loans	1.12%	1.39%	+27	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.29%	13.40%	+11	bp
Tier I Ratio (Capital / RWA)	10.00%	10.40%	+40	bp

(1)         See pages 13 to 15.

(2)         Net interest income, foreign exchange transactions and net financial operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

2nd Quarter 2014 - Business Environment:

Chilean Economy

Economy continues to slowing down and market expectations set GDP growth in below 3.0% for 2014…while inflation seems to be lessening for the 2H14, the Central Bank is adopting a more expansionary policy.

•                  The economy continued to grow moderately in the 2Q14. Accordingly, GDP growth will probably reach 2.5% YoY for the quarter. This figure is explained by an annual contraction in investment for fourth quarter in a row and a gradual —though persistent— slowdown in private consumption. These recent developments have affected market expectations for 2014, which set GDP growth below 3.0% by the end of year.

•                  As mentioned in previous quarters, the sharp slowdown in the economy has been mainly associated with postponed investment projects. As a result, there has been a decrease in capital expenditures related to construction and acquisition of machinery and equipment. All of these decisions had to do with the higher uncertainty faced by the Chilean companies regarding the outlook for the local economy and the tax reform under discussion.

•                  As for the tax reform, it is important to mention that the main Chilean political coalitions reached an agreement in order to include some modifications to the former proposal and pass the tax reform bill in the Congress. This arrangement permitted to minimise somewhat the negative effects that the former bill would have produced in the economy, especially for SMEs and investment. Albeit these changes should translate into higher confidence for investors and a rebound in investment in the 2H14, this indicator will probably close 2014 with a slight YoY change.

•                  Deceleration in private consumption has been other factor that explains the economic slowdown. In this regard, lower job creation, as well as a slowdown in waged employment and the real wage bill have negatively impacted consumer expectations. On the other hand, credit conditions have become stricter, following a more complex economic environment. As a result, private consumption is slowing down —particularly in durable goods— and the market consensus reckons an annual expansion below 4% for 2014.

•                  In terms of inflation, it has been above the upper boundary of the Central Bank’s target range during the last months. In fact, CPI recorded a 12-month variation of 4.3% in Jun-14. In the first half of 2014, monthly inflation was well above mid-term expectations, based on rising prices of fuel, energy and services, partly due to a sharp exchange rate (Ch$/US$) depreciation. Nonetheless, we expect a downward trend in inflation for the next quarters, following the economic slowdown. All in all, we believe inflation should be around 4.0% for the year ended December 31, 2014 and return to 3.0% for 2015.

•                  As for monetary policy, in the last monthly meeting (July) the Central Bank maintained an easing bias by cutting the marginal standing facility rate by 25 bp. to 3.75%. Despite the high inflation in the 1H14, this decision makes sense as a weaker activity should reduce inflationary pressures. Hence, we cannot rule out additional cuts in the coming quarters.

KEY ECONOMIC INDICATORS

GDP & Domestic Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

2nd Quarter 2014 - Business Environment:

Local Banking Industry

Industry’s loan growth is reflecting the economic slowdown, steered by a shrinking credit demand…however; favourable UF variation and a steepening yield curve permit the industry to offset higher risk and operating expenses.

•                 Aligned with a less dynamic economy, stricter credit conditions and moderation in credit demand, total loans of the industry grew by 5.2% YoY (real terms) as of May 31, 2014. Although this figure continues to represent a twofold expansion with respect to GDP, which seems to be positive, the slowdown in the economic activity is being particularly reflected by QoQ growth rates that decreased from 3.3% in the 2Q13 to 0.4% in 2Q14.

•                  A breakdown of the annual expansion in total loans shows that commercial loans grew by only 3.4% YoY (real terms) in the 2Q14 (8.9% in the 2Q13) in line with deceleration in investment and a sluggish borrowing from companies that are waiting for more positive economic signs and certainty in the business environment.

•                  The industry’s loan growth also comprised a 5.6% YoY expansion (real terms) in consumer loans in the 2Q14 (9.7% in the 2Q13), as a result of lower household spending that in turn has been fostered by decreasing consumer confidence regarding the economic outlook. Breaking this trend, mortgage loans continue to display stable growth rates by recording 9.4% YoY increase (real terms) in the 2Q14 (8.9% in the 2Q13). This is the consequence of a demand for housing that remains strong in the local market, along with low interest rates for these kinds of credits.

•                  As for YTD earnings, industry’s net income posted a 61.2% YoY increase from Ch$660 Bn. as of May 31, 2013 to Ch$1,064 Bn. as of May 31, 2014. This growth was mainly explained by operating revenues going up by Ch$737 Bn. (+26.2%) YoY, as a result of: (i) a 2.67% increase in the UF as of May 31, 2014 as compared to the 0.2%  as of May 31, 2013, which boosted the contribution of the industry’s structural UF net asset position, and (ii) loan growth focused on retail banking.

•                  These factors allowed the system to effectively offset: (i) an increase of 13.8% (Ch$80 Bn.) in loan loss provisions as of May 31, 2014 as compared to a year earlier, owing to credit quality deterioration of both individuals and companies, and (ii) operating expenses that increased by 15.8% (Ch$224 Bn.), due to higher personnel expenses that increased from Ch$728 Bn. as of May 31, 2013 to Ch$823 Bn. (+13.0%) as of May 31, 2014, and administrative expenses that increased from Ch$503 Bn. to Ch$595 Bn. (+18.4%) within the same period.

•                  Regarding profitability, the ROAE of the banking industry raised from 13.7% as of May 31, 2013 to 19.3% as of May 31, 2014, mainly explained by the rise in inflation (measured as UF variation) and favourable funding and gapping, given the current interest rate scenario.

INDUSTRY’S KEY FIGURES

Total Loans Growth (1)(2)

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)         Quarterly growth for the 2Q14 considers quarterlised growth based on monthly data for April and May 2014. Also 12-month growth for the 2Q14 considers the period May13/May14.

(2)         Figures exclude operations of subsidiaries abroad and the one-off effect (estimate) of the consolidation of a retailer’s credit card portfolio into its banking subsidiary, which added approximately ~Ch$430 billion in consumer loans to the industry’s balance sheet, since December 2013.

2nd Quarter 2014 — Earnings Report:

Net Income

We continue to show outperforming results by posting a Ch$153 Bn. of net income, based on a positive UF effect, favourable funding and gapping, as well as still solid loan growth...

Once again, we achieved a record bottom line by posting Ch$153 Bn. in the 2Q14. This figure represents a 25.9% YoY increase with respect to the Ch$122 Bn. recorded in the 2Q13. Based on these figures, we remained first in net income within the local industry by attaining a 24.6% market stake as of May 31, 2014 (latest available data). Like the prior quarter, operating revenues fostered our excellent performance in net income, as a result of:

•                  Higher than expected inflation that boosted the contribution of our UF asset exposure.

•                  A loan book that continues to grow, especially in products and segments with a fair risk-return relationship, although at a slower pace.

•                  A yield curve that has steepened in the last quarters, which has favoured term gapping.

•                  Short-term funding repricing associated with interest rate cuts carried out by the Central Bank and liabilities that roll-over faster than assets.

•                  All of the above enabled us to cope with both a lower yield of our demand deposits, due to lower short-term nominal interest rates and a decrease in fees and commissions produced by new regulations affecting the insurance brokerage business.

Also, the increase in revenues allowed us to effectively deal with: (i) a YoY rise in loan loss provisions that was prompted by a weaker business environment and a slight credit deterioration that we have witnessed in certain customers of the wholesale segment, and (ii) higher operating expenses.

Our excellent bottom line in the 2Q14 permitted us to post a ROAE of 26.2% in the quarter. This figure favourably compared to the 22.5% ROAE reached in the 2Q13. Also, this quarter allowed us to maintain a positive trend in this indicator, as depicted by the chart below.

NET INCOME

(In billions of Ch$, except for %)

On an YTD basis, our net income climbed 25.0% YoY, from Ch$243 billion as of June 30, 2013 to Ch$304 billion this year. Once again, a 20.0% annual increase in operating revenues has been the main engine for the earnings increase. In this regard, inflation, repricing and term gapping have been important revenue sources this year as compared to 2013. On the other hand, this trend in revenues has permitted us to overcome the YTD rise in both risk and operating expenses. On the whole, we have been able to increase our ROAE from 22.8% as of June 30, 2013 to 25.5% as of June 30, 2014.

2nd Quarter 2014 — Earnings Report:

Operating Revenues

Operating revenues were the main driver for net income increase, by posting a 20% YoY rise…UF variation, loan growth and funding and gapping, enabled us to cope with lower fees, negative FX and decreasing DDA yield.

In the 2Q14, operating revenues continued to be our main source of earnings. During this quarter we posted total operating income of Ch$412 Bn., 19.6% above the Ch$345 Bn. recorded in the 2Q13. Among the main reasons explaining this YoY increase, we can mention:

•                  Higher inflation, which (measured as UF variation) posted an increase of 1.79% in the 2Q14, as compared to the drop of 0.07% recorded in the 2Q13. The net favourable gap of 1.86% boosted the contribution of our UF asset position by nearly Ch$69 Bn. YoY.

•                  Average loans that grew 8.0% YoY. This expansion included a mix effect produced by retail loans increasing by 11.7% YoY and wholesale loans going up by 4.2% YoY in the 2Q14. These factors translated into a rise of roughly Ch$10 Bn. in income from loans.

•                  Higher income from funding repricing and term gapping by roughly Ch$3 Bn. YoY. This was the result of both a more positively sloped yield curve in the 2Q14 as compared to the 2Q13 and a repricing effect associated with faster roll-over of liabilities and repeated cuts in the marginal standing facility rate.

The above factors allowed us to more than offset:

•                  A negative exchange rate effect of ~Ch$5 Bn. on the hedge of US$-denominated provisions (credit risk). This effect was associated with a sharper Ch$ depreciation in the 2Q13 (7.8%) than the Ch$ devaluation in the 2Q14 (0.6%).

•                  A decrease of ~Ch$4 Bn. in net fees and commissions, due to: (i) new regulations that have affected the insurance brokerage business, (ii) lower commercial activity in some fee-based services, and (iii) stagnant prices in transactional services.

•                  A slight YoY shrink of roughly Ch$1 Bn. in the contribution of demand deposits. Although our DDA average balances maintain a solid upward trend (14.2% YoY), the succeeding cuts in the monetary policy rate reduced the benefit of funding with such deposits.

On the whole, the increase in operating revenues prompted a sharp rise in margins. Actually, in the 2Q14 we posted a NFM of 5.77% and a NIM of 5.37%. These figures favourably compared to a NFM of 4.86% and NIM of 4.41% recorded in the 2Q13.

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	2Q13	2Q14	Jun-13	Jun-14	2Q13/2Q14		Jun13/Jun14
Net Interest Income	243,090	315,881	487,550	617,354	29.9%		26.6%
Net Fees and Commissions	72,304	68,078	143,894	134,362	(5.8)%		(6.6)%
Net Financial Operating Income	(7,135)	15,273	(2,265)	27,168	—		—
Foreign Exchange Transactions	32,020	7,976	41,980	30,554	(75.1)%		(27.2)%
Other operating income	4,229	4,743	12,121	10,466	12.2%		(13.7)%
Total Operating Revenues	344,508	411,951	683,280	819,904	19.6%		20.0%
Net Financial Margin (NFM)	4.86%	5.77%	4.82%	5.69%	+91	bp	+87	bp
Net Interest Margin (NIM)	4.41%	5.37%	4.46%	5.20%	+96	bp	+75	bp

On YTD basis, our revenues increased by 20.0% from Ch$683 Bn. as of June 30, 2013 to Ch$820 Bn. in the first half of 2014. Like in the previous analysis, the main factors that explained this YoY change were: (i) a significantly higher contribution of our UF asset position (+Ch$120 Bn. app.), given a UF varying by 3.06% in the 1H14 vis-à-vis 0.05% in the 1H13, (ii) roughly Ch$18 Bn. of higher income from loans, as a result of average loans expanding by 7.6% YoY and stable lending spreads, and (iii) approximately Ch$10 of higher benefits from funding repricing, term gapping and other treasury results. These elements allowed us to cope with a decrease of roughly Ch$10 Bn. in fee income, following the above-mentioned market drivers. In terms of margins, the YTD NFM and NIM jumped from 4.82% and 4.46% in the 1H13 to 5.69% and 5.20% in the 1H14, respectively.

2nd Quarter 2014 — Earnings Report:

Loan Loss Provisions & Allowances

Our excellent performance in revenues allowed us to offset risk expenses that increased above our loan growth, due to counter-cyclical allowances and credit deterioration of specific wholesale customers…

Aligned with our prudent approach to business risks, our loan loss provisions are reflecting the slowdown in the business environment. Thus, our risk expenses increased by 34.2% YoY, from Ch$54 Bn. in the 2Q13 to Ch$72 Bn. in the 2Q14. However, this change had not only to do with credit deterioration, but also with business growth and other factors, such as:

•                 Countercyclical allowances. In view of our expectations on economic slowdown and our cautious approach to risk, we set additional allowances by Ch$10 Bn. in the 2Q14.

•                  Roughly Ch$7 Bn. of net credit deterioration mainly concentrated on wholesale banking. This was associated with one specific wholesale holding customer in the period. Unlike the previous quarter, LLP ratio remained unchanged in retail banking; thanks to the measures we took in order to control our risk exposure to SMEs and consumer finance.

•                  Loan growth and a change in the mix of loans. Our average loans expanded by 8.0% YoY in the 2Q14. This growth encompassed higher growth in retail loans (11.6%) than in wholesale loans (4.2%). As a result, the share of retail loans in our total portfolio rose from 49.9% in the 2Q13 to 52.4% in the 2Q14. All in all, loan growth explains Ch$6 Bn. YoY of higher loan loss provisions in the 2Q14.

•                  The above factors were partly counterbalanced by a positive exchange rate effect of nearly Ch$5 Bn. This outcome was the consequence of a 7.8% Ch$ depreciation in the 2Q13 as compared to a Ch$ devaluation of 0.6% in the 2Q14.

As we mentioned in the prior quarter, our credit quality indicators should tend to improve over the rest of the year. In this regard, although our LLP ratio went up from 1.12% in the 2Q13 to 1.39% in the 2Q14, it decreased with respect the 1.45% posted in the 1Q14. Regarding delinquency, our past-due ratio increased from 1.08% in the 2Q13 to 1.31% in the 2Q14, following the economic slowdown that has prompted financial distress for certain segments.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	2Q13	2Q14	Jun-13	Jun-14	2Q13/2Q14	Jun13/Jun14
Initial Allowances	(438,500)	(509,185)	(427,435)	(480,478)	16.1%	12.4%
Charge-offs	48,384	58,836	94,270	115,163	21.6%	22.2%
Debt exchange	12,556	—	12,556	—	—	—
Provisions established, net	(56,891)	(72,196)	(113,842)	(157,230)	26.9%	38.1%
Final Allowances	(434,451)	(522,545)	(434,451)	(522,545)	20.3%	20.3%
Provisions Established	(56,891)	(72,196)	(113,842)	(157,230)	26.9%	38.1%
Prov. Financial Guarantees	(8,384)	(474)	(10,134)	(1,717)	(94.3)%	-83.1%
Additional Provisions	—	(10,069)	—	(10,069)	—	—
Recoveries	11,357	10,386	20,215	20,309	(8.5)%	0.5%
Loan Loss Provisions	(53,918)	(72,353)	(103,761)	(148,707)	34.2%	43.3%
Credit Quality Ratios
Allowances / Total loans	2.23%	2.50%	2.23%	2.50%	+27	bp	+27	bp
Allowances / Total Past Due	2.06	x	1.91	x	2.06	x	1.91	x	(0.16	)x	(0.16	)x
Provisions / Avg. Loans	1.12%	1.39%	1.08%	1.42%	+27	bp	+34	bp
Charge-offs / Avg. Loans	1.00%	1.13%	0.98%	1.10%	+13	bp	+11	bp
Total Past Due / Total Loans	1.08%	1.31%	1.08%	1.31%	+23	bp	+23	bp
Recoveries / Avg. Loans	0.23%	0.20%	0.21%	0.19%	(3	)bp	(2	)bp

On a YTD basis, our loan loss provisions recorded a 43.3% annual rise as of June 30, 2014, from Ch$104 Bn. to Ch$149 Bn. As previously mentioned, the YoY change was the consequence of: (i) net deterioration of about Ch$22 Bn., due to both an allowance release of approximately Ch$9 Bn. given the improvement in a wholesale customer’s credit condition (Mar-13) and the credit deterioration of a couple of wholesale customers in 2014, totalling approximately Ch$11 Bn., (ii) loan growth and mix effect that jointly explained Ch$13 Bn., and (iii) roughly Ch$10 Bn. related to countercyclical allowances established in the 2Q14.

2nd Quarter 2014 — Earnings Report:

Operating Expenses

Our recurrent cost base remains contained. In fact, most of the variation had to do with specific one-off effects…as a result, our efficiency ratios continue to be at excellent levels.

Our operating expenses recorded a 13.0% YoY increase, from Ch$151 Bn. in the 2Q13 to Ch$170 Bn. in the 2Q14. The annual variance of Ch$19 Bn. was mainly attributable to:

•                  A YoY increase of 12.2% (~Ch$10 Bn.) in personnel expenses. This was explained by both salaries and bonuses. As for the former, the remuneration line item increased by 6.5% YoY, as a result of a 1.1% YoY rise in headcount and the recognition of inflation in salaries. Concerning to bonuses, this line item posted a 31.8% (~Ch$6 Bn.) YoY rise in the 2Q14. This had mainly to do with the renegotiation of a collective bargaining agreement with one of our unions (around 7% of the total labour force). As used in these kinds of processes, it was completed with a bonus amounting to ~Ch$4 Bn. (one-off effect) The remaining amount considers variable compensation of our sales force associated with commercial campaigns carried out during the 2Q14.

•                  An annual increment of ~Ch$9 Bn. in other operating expenses. The YoY change had to do with the establishment of expense provisions by ~Ch$5 Bn. in the 2Q14 and the release of the expense provisions by ~Ch$2 Bn. in the 2Q13 that had been formerly set in order to address operational write-offs associated with the implementation of our on-line current account system.

•                  Finally, administrative expenses remain well controlled by posting a slight YoY rise of 3.3%, from Ch$62 Bn. in the 2Q13 to Ch$64 Bn. in the 2Q14. This variance was mainly explained by higher TI and communication expenses, as well as branch-related expenses like rentals security services.

Despite the increase in operating expenses, our cost-to-income ratio reached 41.3% in the 2Q14. This figure favourably compared to the 43.7% posted in the 2Q13. We reckon that our current efficiency ratio is the result of our cost control culture, advances in productivity and —temporarily— boosting operating revenues.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	2Q13	2Q14	Jun-13	Jun-14	2Q13/2Q14		Jun13/Jun14
Personnel expenses	(77,869)	(87,404)	(155,801)	(169,680)	12.2%		8.9%
Administrative expenses	(61,877)	(63,920)	(121,176)	(127,151)	3.3%		4.9%
Depreciation and Amort.	(7,090)	(6,457)	(14,291)	(12,962)	(8.9)%		(9.3)%
Impairments	(4)	(5)	(9)	(208)	25.0%		2,211.1%
Other Oper. Expenses	(3,700)	(12,372)	(8,473)	(20,137)	234.4%		137.7%
Total Oper. Expenses	(150,540)	(170,158)	(299,750)	(330,138)	13.0%		10.1%
Additional Information
Op. Exp. / Op. Rev.	43.70%	41.31%	43.87%	40.27%	(239	)bp	(360	)bp
Op. Exp. / Avg. Assets	2.60%	2.68%	2.58%	2.57%	+8	bp	(1	)bp
Headcount (#)	14,641	14,802	14,641	14,802	+161		+161
Branches (#)	432	429	432	429	(3)		(3)

On an YTD basis, our cost base posted a 10.1% annual increase, from Ch$300 Bn. in the 1H13 to Ch$330 Bn. in the 1H14. This variance had mainly to do with the same drivers mentioned above, as follows: (i) approximately Ch$14 Bn. of higher personnel expenses explained by an increase of Ch$5 Bn. in salaries related to headcount increase and inflation adjustment, as well as greater bonuses by ~Ch$8 Bn. associated with the previously mentioned Ch$4 Bn. bonus for the completion of the collective bargaining process and higher variable compensation expenses by roughly Ch$4 Bn. in the 1H14 as compared to the 1H13, (ii) other operating expenses increasing by Ch$12 Bn. YoY, as a result of expense provisions by Ch$5 Bn. set in 2014, a expense provision release by Ch$2 Bn. in 2013 and higher general expenses of approximately Ch$4 Bn., and (iii) administrative expenses that increased by Ch$6 Bn. due to both higher general expenses and more expenses related to IT and communications. As for the cost-to-income ratio, it improved from 43.9% in the 1H13 to 40.3% in the 1H14.

2nd Quarter 2014 — Earnings Report:

Loan Portfolio

Our loan growth is reflecting the economic slowdown, lower credit demand and our aim to improve the risk-return relationship in every segment…most of the impact has been in commercial loans, while retail-oriented products maintain attractive growth rates so far.

Our loan book recorded a 7.3% annual expansion, from Ch$19,498 Bn. as of June 30, 2013 to Ch$20,915 Bn. as of June 30, 2014. This YoY growth is consistent with both the deceleration in the demand for credits (as explained by the Central Bank in its last report) and also our efforts to grow selectively. As for the latter we continue to prioritise some segments like higher-income individuals and middle market companies, while reducing our exposure to riskier segments and those where the risk-return relationship is not fair enough. All of these factors translated into a QoQ reduction of 0.5% in our total loan portfolio. Regarding market presence, we ranked second in total loans as of May 31, 2014 (latest available data) with an 18.5%* market stake. The 12-month growth posted by our loan book was the result of:

•                  A still solid demand for housing that has prompted a YoY growth of 15.4% in our residential mortgage loans. Thanks to this expansion we beat the barrier of Ch$5,000 Bn. by reaching an ending balance of Ch$5,120 Bn. as of June 30,

2014. In this regard, worth noting is that despite very aggressive campaigns undertaken by some competitors, we continue to grow and —more importantly— profitably. Actually, we have been able to increase margins in this product by targeting higher income segments. We believe this strategy has been successful so far, so we aim to continue on this path. On the whole, the expansion in this product enabled us to rank third in the local industry with a market share of 17.5%* as of May 31, 2014.

•                  An 8.9% YoY growth in consumer loans that accounted for Ch$3,156 Bn. as of June 30, 2014. Although this family product has been impacted by the economic slowdown, private consumption and employment remain strong. In this regard, worth noting is the 15.6% YoY growth posted by our credit card loan balances and —to a lesser extent— the 7.3% YoY increment in instalment loans. Once again, our goal is to increase penetration of higher income segments. To achieve this goal, we have developed new value offerings and credit card products based on cutting-edge tools of business intelligence. As a result, we are making our channels more efficient while avoiding competition among them. Thanks to this strategy, internet-based credit sales surpassed the amount of branch-based sales for first time. All of these developments have enabled us to remain second-ranked within the industry by attaining a market share of 20.9% * as of May 31, 2014.

•                  A slight 3.9% YoY expansion in commercial loans. Certainly, this has been the most affected product by the slowdown, as concluded by the 2Q14 credit survey conducted by the Central Bank. According to this research, demand for credits from companies has plummeted, especially in the real estate and manufacturing, following a subdued investment in fixed assets. This trend has impacted our business as well but we are also more cautious in lending, since we believe that financial condition of certain industries may weaken. However, we continue to lead this market by holding an ending balance of Ch$12,639 Bn. as of June 30, 2014 and a market stake of 18.4% as of May 31, 2014.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

2nd Quarter 2014 — Earnings Report:

Funding Structure

We keep on diversifying our funding structure by placing long-term debt overseas. This kind of funding increases the duration of our liabilities and permits to replace less stable sources.

Funding diversification continues to be one of our mid-term goals. In line with this view, we have been able to improve our funding in terms, concentration and rates by taking advantage of convenient market factors and our outstanding international credit ratings. In this regard, our active presence overseas has not only to do with the favourable scenario of interest rates, but also our aim to be prepared for facing regulatory liquidity standards observed worldwide.

The important thing is that our strategy of funding diversification is not only appreciated by us but also by the market. In fact, in May-14 the MTN-I magazine distinguished Banco de Chile as the “2013 Rising Star”, based on our successful cross-regional funding diversification. During 2014 we have continued to exploit market opportunities by placing debt in the different markets. Thus, as of June 30, 2014 we have issued bonds in the following markets:

•	Switzerland	:	~US$ 316 million	— 2 and 5 years

•	Japan	:	~US$ 70 million	— 5 and 8 years

•	Hong Kong	:	~US$ 78 million	— 6 years

•	Commercial Papers - USA	:	~US$ 488 million	— 90 days app. on average
•	(Outstanding Balance)

As shown in the chart below, debt issued has become a significant source of funding for us. In fact, debt issued represented 19.0% of our total funding as of June 30, 2014 which is twofold the share that represented four years ago. Also, the important thing is that most of the debt placed abroad considers terms longer than two years, which contributes to increase the duration of our liabilities. In addition, based on the strategy followed by our Treasury, these international placements have replaced short-term and less stable funding, such as time deposits held by wholesale customers.

In addition, we maintain our focus on costless and stable funding through DDA. As of June 30, 2014 DDA represented 24.1% of our total funding, which is the result of our leading position in these kinds of liabilities with a market stake of 23.3% as of June 30, 2014. Furthermore, as of the same date 47.3% of our DDA were held by retail customers, given by our leadership in current accounts held by individuals with a 31.4% market share as of May 31, 2014.

FUNDING: BREAKDOWN / EVOLUTION

(In Billions of Ch$ and times)

Finally, the index of interest earning assets to interest bearing liabilities displays an improving trend in a 12-month period. In fact, this indicator went from 1.51x to 1.54x in the period Jun-13/Jun-14, demonstrating our ability to diversify the funding.

2nd Quarter 2014 — Earnings Report:

Capital Adequacy & Other Topics

Our capital adequacy remains at suitable levels, thanks to recent capital increases and earnings retention.

Our equity amounted to Ch$2,381 billion as of June 30, 2014. This figure represented a 9.9% annual increase from the Ch$2,167 billion posted as of June 30, 2013. The YoY variance of Ch$214 Bn. was mainly attributable to:

•                  Roughly Ch$96 billion related to the capitalisation of part of our net distributable earnings for the FY2013. This earnings retention was associated with a dividend payout ratio of 70%, as agreed on our ordinary shareholders’ meeting held in March 2014. Also, this ratio is applied once deducted the payment to the Central Bank (100% of SAOS’ stake in our economic rights plus rights of SM-Chile A shares).

•                  The retention of approximately Ch$50 billion from our net income for the FY2013, in connection with our policy intended to recognise the effect of inflation on our shareholders’ equity.

•                  Roughly Ch$64 billion of higher net income (once deducted provisions for minimum dividends), as of June 30, 2014 as compared to a year earlier.

As for our capital adequacy, our main indicators continue to show a significant gap with respect to the regulatory thresholds. Actually, as of June 30, 2014 we posted a BIS ratio of 13.4%, which was 11 bp above the figures posted a year earlier and 3.4 pp over the regulatory limit. Similarly, we maintained a Tier I ratio (on RWA) at 10.4% as June 30, 2014, which was 40 bp on top of the figure recorded as of June 30, 2013. Finally, our Tier I ratio (on Assets) was 7.9% as of june 30, 2014, which favourably compared to the threshold of 3.0% required by the regulator. Based on our current growth and given the outlook for the local economy, we believe these indicators are suitable enough to support our business growth in the mid-term.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

			YoY
Equity	Jun-13	Jun-14	Chg.

Capital & Reserves
Capital	1,849.3	1,944.9	5.2%
Reserves	213.8	263.6	23.3%
Other accounts	11.8	15.9	35.0%
Earnings
Retained Earnings	16.4	16.4	—
Income for the Period	243.3	304.2	25.0%
Provisions for Min. Dividends	(167.4)	(164.3)	(1.9)%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,167.2	2,380.7	9.9%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Issuance of Fully Paid-In Shares

On May 30th, 2014 the Superintendency of Banks approved a reform to our bylaws by which our capital and reserves increased from Ch$1,849 Bn. to Ch$1,945 Bn. through the issuance of 1,480,323,553 fully paid-in shares. This capital increase was associated with the retention of approximately Ch$96 Bn. with charge to our net distributable earnings for the year ended December 31, 2013. As a result of this issuance, Banco de Chile’s outstanding shares increased from 93,175,043,991 to 94,655,367,544 common shares since July 10th, 2014.

2nd Quarter 2014 — Business Segment:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of June 30, 2013 As of June 30, 2014

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	2Q13	2Q14	Jun-13	Jun-14	2Q14/2Q13	Jun-14/Jun-13

Retail Banking	75,291	80,496	141,968	153,834	6.9%	8.4%
Wholesale Banking	60,524	71,778	121,702	140,962	18.6%	15.8%
Treasury	(3,809)	11,360	(524)	29,551	—	—
Subsidiaries	9,027	6,779	18,214	17,892	(24.9)%	(1.8)%
Income before income tax	141,032	170,413	281,360	342,239	20.8%	21.6%

CUSTOMER BASE BY SEGMENT

(In number of Customers)

2nd Quarter 2014 - Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	2Q13	1Q14	2Q14	2Q14	% Change		Jun-13	Jun-14	Jun-14	% Change
	MCh$	MCh$	MCh$	MUS$	2Q14/2Q13	2Q14/1Q14	MCh$	MCh$	MUS$	Jun-14/Jun-13
Interest revenue and expense
Interest revenue	383,762	507,366	535,517	968.5	39.5%	5.5%	781,304	1,042,883	1,886.1	33.5%
Interest expense	(140,672)	(205,893)	(219,636)	(397.2)	56.1%	6.7%	(293,754)	(425,529)	(769.6)	44.9%
Net interest income	243,090	301,473	315,881	571.3	29.9%	4.8%	487,550	617,354	1,116.5	26.6%
Fees and commissions
Income from fees and commissions	97,976	95,403	95,195	172.1	(2.8)%	(0.2)%	192,332	190,598	344.7	(0.9)%
Expenses from fees and commissions	(25,672)	(29,119)	(27,117)	(49.0)	5.6%	(6.9)%	(48,438)	(56,236)	(101.7)	16.1%
Net fees and commissions income	72,304	66,284	68,078	123.1	(5.8)%	2.7%	143,894	134,362	243.0	(6.6)%
Net Financial Operating Income	(7,135)	11,895	15,273	27.6	—	28.4%	(2,265)	27,168	49.1	—
Foreign exchange transactions, net	32,020	22,578	7,976	14.4	(75.1)%	(64.7)%	41,980	30,554	55.3	(27.2)%
Other operating income	4,229	5,723	4,743	8.6	12.2%	(17.1)%	12,121	10,466	18.9	(13.7)%
Total Operating Revenues	344,508	407,953	411,951	745.0	19.6%	1.0%	683,280	819,904	1,482.8	20.0%
Provisions for loan losses	(53,918)	(76,354)	(72,353)	(130.8)	34.2%	(5.2)%	(103,761)	(148,707)	(268.9)	43.3%
Operating revenues, net of provisions for loan losses	290,590	331,599	339,598	614.2	16.9%	2.4%	579,519	671,197	1,213.9	15.8%
Operating expenses
Personnel expenses	(77,869)	(82,276)	(87,404)	(158.1)	12.2%	6.2%	(155,801)	(169,680)	(306.9)	8.9%
Administrative expenses	(61,877)	(63,231)	(63,920)	(115.6)	3.3%	1.1%	(121,176)	(127,151)	(230.0)	4.9%
Depreciation and amortization	(7,090)	(6,505)	(6,457)	(11.7)	(8.9)%	(0.7)%	(14,291)	(12,962)	(23.4)	(9.3)%
Impairments	(4)	(203)	(5)	0.0	25.0%	(97.5)%	(9)	(208)	(0.4)	2,211.1%
Other operating expenses	(3,700)	(7,765)	(12,372)	(22.4)	234.4%	59.3%	(8,473)	(20,137)	(36.4)	137.7%
Total operating expenses	(150,540)	(159,980)	(170,158)	(307.8)	13.0%	6.4%	(299,750)	(330,138)	(597.1)	10.1%

Net operating income	140,050	171,619	169,440	306.4	21.0%	(1.3)%	279,769	341,059	616.8	21.9%
Income attributable to affiliates	983	207	973	1.8	(1.0)%	370.0%	1,591	1,180	2.1	(25.8)%
Income before income tax	141,033	171,826	170,413	308.2	20.8%	(0.8)%	281,360	342,239	618.9	21.6%
Income tax	(19,169)	(21,075)	(16,934)	(30.6)	(11.7)%	(19.6)%	(38,026)	(38,009)	(68.7)	—
Net Income for the period	121,864	150,751	153,479	277.6	25.9%	1.8%	243,334	304,230	550.2	25.0%
Non-Controlling interest	—	1	—	—	—	(100.0)%	—	1	—	100.0%
Net Income attributable to bank’s owners	121,864	150,750	153,479	277.6	25.9%	1.8%	243,334	304,229	550.2	25.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$552.95 for US$1.00 as of June 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2014 - Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-13	Mar-14	Jun-14	Mar-14	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-14/Jun-13	Jun-14/Mar-14
Cash and due from banks	1,186,226	794,834	732,161	1,324.1	(38.3)%	(7.9)%
Transactions in the course of collection	775,311	404,457	390,327	705.9	(49.7)%	(3.5)%
Financial Assets held-for-trading	388,921	489,216	418,422	756.7	7.6%	(14.5)%
Receivables from repurchase agreements and security borrowings	25,371	37,863	32,876	59.5	29.6%	(13.2)%
Derivate instruments	367,417	516,919	548,173	991.4	49.2%	6.0%
Loans and advances to Banks	313,541	1,557,200	750,620	1,357.5	139.4%	(51.8)%
Loans to customers, net
Commercial loans	12,163,084	12,903,692	12,639,350	22,858.0	3.9%	(2.0)%
Residential mortgage loans	4,437,645	4,930,250	5,119,614	9,258.7	15.4%	3.8%
Consumer loans	2,897,349	3,131,266	3,155,565	5,706.8	8.9%	0.8%
Loans to customers	19,498,078	20,965,208	20,914,529	37,823.5	7.3%	(0.2)%
Allowances for loan losses	(434,451)	(509,185)	(522,545)	(945.0)	20.3%	2.6%
Total loans to customers, net	19,063,627	20,456,023	20,391,984	36,878.5	7.0%	(0.3)%
Financial Assets Available-for-Sale	1,613,767	1,156,370	1,489,507	2,693.7	(7.7)%	28.8%
Investments in other companies	14,848	16,811	23,996	43.4	61.6%	42.7%
Intangible assets	32,202	28,400	27,948	50.5	(13.2)%	(1.6)%
Property and Equipment	202,235	197,727	202,265	365.8	0.0%	2.3%
Current tax assets	4,608	2,809	2,719	4.9	(41.0)%	(3.2)%
Deferred tax assets	118,949	149,961	156,659	283.3	31.7%	4.5%
Other assets	297,051	321,460	293,145	530.2	(1.3)%	(8.8)%
Total Assets	24,404,074	26,130,050	25,460,802	46,045.4	4.3%	(2.6)%

	Jun-13	Mar-14	Jun-14	Jun-14	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-14/Jun-13	Jun-14/Mar-14
Liabilities
Current accounts and other demand deposits	5,567,606	6,596,559	6,141,163	11,106.2	10.3%	(6.9)%
Transactions in the course of payment	438,056	212,751	185,143	334.8	(57.7)%	(13.0)%
Payables from repurchase agreements and security lending	495,812	370,735	225,148	407.2	(54.6)%	(39.3)%
Saving accounts and time deposits	9,564,872	9,973,468	9,522,184	17,220.7	(0.4)%	(4.5)%
Derivate instruments	431,162	570,886	581,142	1,051.0	34.8%	1.8%
Borrowings from financial institutions	1,157,728	593,258	727,759	1,316.1	(37.1)%	22.7%
Debt issued	3,763,946	4,746,683	4,850,192	8,771.5	28.9%	2.2%
Other financial obligations	160,253	198,014	194,135	351.1	21.1%	(2.0)%
Current tax liabilities	261	4,932	7,857	14.2	2,910.3%	59.3%
Deferred tax liabilities	26,211	38,701	36,598	66.2	39.6%	(5.4)%
Provisions	374,342	296,808	400,934	725.1	7.1%	35.1%
Other liabilities	256,628	235,006	207,844	375.8	(19.0)%	(11.6)%
Total liabilities	22,236,877	23,837,801	23,080,099	41,739.9	3.8%	(3.2)%
Equity of the Bank’s owners
Capital	1,849,351	1,944,920	1,944,920	3,517.4	5.2%	—
Reserves	213,767	263,549	263,553	476.6	23.3%	0.0%
Other comprehensive income	11,783	1,532	15,905	28.8	35.0%	938.2%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	29.6	—	—
Income for the period	243,334	150,750	304,229	550.2	25.0%	101.8%
Provisions for minimum dividends	(167,418)	(84,883)	(164,285)	(297.1)	(1.9)%	93.5%
Non-Controlling Interest	1	2	2	—	100.0%	—
Total Equity	2,167,197	2,292,249	2,380,703	4,305.5	9.9%	3.9%
Total Liabilities & Equity	24,404,074	26,130,050	25,460,802	46,045.4	4.3%	(2.6)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$552.95 for US$1.00 as of June 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2014 - Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	2Q13	1Q14	2Q14	Jun-13	Mar-14	Jun-14
Earnings per Share (1)
Net income per Share (Ch$)	1.31	1.62	1.65	2.61	1.62	3.27
Net income per ADS (Ch$)	784.74	970.75	988.33	1,566.95	970.75	1,959.08
Net income per ADS (US$) (2)	1.54	1.77	1.79	3.08	1.77	3.54
Book value per Share (Ch$)	23.26	24.60	25.55	23.26	24.60	25.55
Shares outstanding (Millions)	93,175	93,175	93,175	93,175	93,175	93,175
Profitability Ratios (3)(4)
Net Interest Margin	4.41%	5.03%	5.37%	4.46%	5.03%	5.20%
Net Financial Margin	4.86%	5.61%	5.77%	4.82%	5.61%	5.69%
Fees & Comm. / Avg. Interest Earnings Assets	1.31%	1.11%	1.16%	1.32%	1.11%	1.13%
Operating Revs. / Avg. Interest Earnings Assets	6.25%	6.81%	7.01%	6.25%	6.81%	6.91%
Return on Average Total Assets	2.10%	2.32%	2.41%	2.10%	2.32%	2.37%
Return on Average Equity	22.52%	24.78%	26.23%	22.76%	24.78%	25.49%
Capital Ratios
Equity / Total Assets	8.88%	8.77%	9.35%	8.88%	8.77%	9.35%
Tier I (Basic Capital) / Total Assets	7.62%	7.49%	7.94%	7.62%	7.49%	7.94%
Tier I (Basic Capital) / Risk-Wighted Assets	10.00%	9.94%	10.40%	10.00%	9.94%	10.40%
Total Capital / Risk- Weighted Assets	13.29%	12.94%	13.40%	13.29%	12.94%	13.40%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.08%	1.22%	1.31%	1.08%	1.22%	1.31%
Allowance for Loan Losses / Total Past Due	206.29%	198.51%	190.70%	206.29%	198.51%	190.70%
Impaired Loans / Total Loans to Customers	3.20%	3.56%	3.58%	3.20%	3.56%	3.58%
Loan Loss Allowances / Impaired Loans	69.59%	68.23%	69.88%	69.59%	68.23%	69.88%
Loan Loss Allowances / Total Loans to Customers	2.23%	2.43%	2.50%	2.23%	2.43%	2.50%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.12%	1.45%	1.39%	1.08%	1.45%	1.42%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	43.70%	39.22%	41.31%	43.87%	39.22%	40.27%
Operating Expenses / Average Total Assets (3) (4)	2.60%	2.46%	2.68%	2.58%	2.46%	2.57%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	22,051,737	23,954,631	23,521,140	21,882,278	23,954,631	23,737,886
Avg. Assets (million Ch$)	23,193,385	25,999,514	25,435,552	23,219,290	25,999,514	25,717,533
Avg. Equity (million Ch$)	2,164,713	2,433,726	2,340,783	2,137,928	2,433,726	2,387,255
Avg. Loans to customers (million Ch$)	19,334,480	20,999,811	20,885,448	19,141,533	20,999,811	20,942,630
Avg. Interest Bearing Liabilities (million Ch$)	14,745,688	15,644,617	15,195,135	14,504,522	15,644,617	15,419,876
Risk-Weighted Assets (Million Ch$)	21,674,002	23,055,454	22,886,022	21,674,002	23,055,454	22,886,022
Additional Data
Exchange rate (Ch$)	508.42	549.47	552.95	508.42	549.47	552.95
Employees (#)	14,641	14,647	14,802	14,641	14,647	14,802

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$552.95 for US$1.00 as of June 30, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English

2nd Quarter 2014 - Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•   changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•   changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•   unexpected developments in certain existing litigation;

•   increased costs;

•   unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30th, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO